Filed by Windstream Holdings, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: EarthLink Holdings Corp.
Commission File No. of Subject Company: 001-15605

Transcript: Conference Call to Announce Strategic Merger of Windstream and EarthLink
Event Date: 2016-11-07

CORPORATE PARTICIPANTS
Christie Grumbos Windstream Holdings, Inc. - SVP & Treasurer
Tony Thomas Windstream Holdings, Inc. - President & CEO
Joe Eazor Earthlink - CEO
Bob Gunderman Windstream Holdings, Inc. - CFO
Louis Alterman Earthlink - CFO

CONFERENCE CALL PARTICIPANTS
Brett Feldman Goldman Sachs - Analyst
Greg Williams Cowen and Company - Analyst
Frank Louthan Raymond James & Associates, Inc. - Analyst
Mike Crawford B. Riley & Company - Analyst
Matthew Niknam Deutsche Bank - Analyst
Scott Goldman Jefferies & Co. - Analyst
Barry McCarver Stephens Inc. - Analyst
Arun Seshadri Credit Suisse - Analyst
Simon Flannery Morgan Stanley - Analyst
David Barden Bank of America - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Windstream and EarthLink merger and Q3 update call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time.

(Operator Instructions)

As a reminder, this call is being recorded. I would like to introduce your host for today's conference, Christie Grumbos, you may begin.

Christie Grumbos - Windstream Holdings, Inc. - SVP & Treasurer

Thank you, Leanne. Good morning, everyone.

And thank you for joining our call today. Earlier this morning, Windstream issued a joint press release with EarthLink on our planned merger. Both companies also issued their third-quarter earnings releases.

We will discuss all three topics on today's call and have posted the presentation slides, along with earnings materials, on each company's investor relations website. Specifically for Windstream, I should note that we have changed the name of our carrier business unit segment to wholesale, which is referenced in this presentation.

Today's discussion includes statements about expected future events and financial results that are forward-looking and subject to risk and uncertainties. A discussion of factors that may affect future results is contained in Windstream's and EarthLink's SEC filings, which are available on our websites.

With me this morning are Tony Thomas, Windstream's CEO; Joe Eazor, EarthLink's CEO, who will discuss the highlights of the planned merger; and Bob Gunderman, Windstream's CFO; and Louis Alterman, EarthLink's CFO. At the end of the call, we will take your questions. With that, here is Tony Thomas.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

Thanks, Christie, good morning, everyone. Joe and I are pleased to be here with you this morning to discuss the merger of Windstream and EarthLink. We have great respect for Joe and EarthLink's talented team and their track record as innovators within our industry.

Both companies have made significant progress executing our strategies, and this combination propels that progress by creating a stronger, more competitive business to serve our customers, while increasing free cash flow and reducing leverage on Windstream's balance sheet. We believe this merger will create significant benefits and drive value for stakeholders of both companies.

Slide 4 has a snapshot of the compelling strategic financial drivers of the transaction. Operationally, EarthLink's and Windstream's corporate business unit strategies are aligned. Providing the ability to advance our respective strategies more broadly, while improving competitiveness, with enhanced scale and expanded services.

EarthLink's network adds significant value to Windstream's assets. The geographic footprint complements Windstream's existing network and adds strategically located, unique routes, that will provide cost savings and increased sales opportunities. At the same time, Windstream's nationwide reach will create significant value for EarthLink's existing businesses by reducing the cost to serve customers.

We anticipate achieving in excess of $125 million in annual synergies, which have a net present value of approximately $900 million, including integration costs. With Windstream's pro forma ownership of approximately 51% of the client company, this represents value creation of over $4.70 per Windstream share, and $3.85 per EarthLink share. In addition, we will benefit from EarthLink's net operating losses, which are expected have a net present value of approximately $95 million at closing.

Importantly, this transaction will result in a much stronger balance sheet. With synergies, we will achieve over a half a turn of deleveraging. This combination is also expected to be significantly free cash flow accretive on a per share basis in year one, improving over time as all synergies are realized. The enhanced free cash flow will increase financial flexibility and support continued network investments, and debt reduction, while providing increased dividend coverage.

Turning to the terms on slide 5, the transaction structures and all-stock merger valued at approximately $1.1 billion. The all-stock nature of the transaction allows shareholders from both companies to participate in the significant value created from synergy realization over time.

EarthLink's shareholders will receive 0.818% shares of Windstream for each EarthLink share. This ratio represents a 13% premium to the average exchange ratio of 0.721% over the month ended November 3, 2016, which is the most recent unaffected ratio. In addition, Windstream will refinance EarthLink's debt totaling approximately $436 million.

Importantly, following the closing of the combined companies an annual dividend of $0.60 per share, consistent with Windstream's current dividend practice. This transaction is expected to close during the first half of 2017, subject to the satisfaction of certain customary closing conditions, including government approval and approvals from both companies' shareholders. Upon closing, the Windstream Board will be expanded and three members of EarthLink's Board will be appointed.

I will continue to serve as CEO, and Bob will continue to serve as CFO. In addition, we expect key EarthLink management members to join the combined Company to bring best-in-class talent and ensure a smooth integration.

As we turn to slide 6, for the benefit of Windstream and EarthLink's investors, who may not be as familiar with either company, we have provided an overview of both. Let me cover Windstream, then turn the call over to Joe to discuss EarthLink.

We are a leading provider of advanced network connectivity in the United States. We generate approximately $5.5 billion in annual revenue, and our product lines include services to businesses, such as network, managed services, and cloud computing. In addition, Windstream serves approximately 1.4 million residential households across 18 states with broadband, video and voice services. We also leverage our extensive network spanning 129,000 route miles of fiber to provide network transfer -- transport to wholesale and enterprise customers.

Finally, so much of the initiatives that I know Joe will highlight, at Windstream we are executing a focused operational strategy by a business unit to stabilize and grow adjusted OIBDAR over time. Let me turn the call over to Joe.

Joe Eazor - Earthlink - CEO

Thanks Tony. Louis and I are pleased to be here with the Windstream team this morning. I also want to thank you all for joining us to discuss this exciting news.

Let me pick up on the same slide, with an overview of EarthLink. Many of you know the EarthLink name, as we have been around since the beginning of the Internet, providing innovative solutions to our customers. Our dedication to providing a quality customer experience remains at the core of our culture and aligns well with Windstream's focus on providing best-in-class customer experience.

From an organizational perspective, as you can see, our business units aligned closely with that of Windstream's. In all, EarthLink's core businesses have generated almost $1 billion in revenue over the last 12 months. As many of you are aware, since I joined EarthLink in 2014, the Company has been executing a multi-year transformation, that has resulted in a more stabilized business, improved performance and flexibility, and a stronger balance sheet, enabling us to look more strategically at the business and invest in growth.

Today's announcement is the logical next step that builds on what we've accomplished over the last few years and accelerates our progress forward. We outlined some of the accomplishments on slide 7.

From our perspective, and from what Tony just outlined, Windstream has been on much the same journey. Executing similar operational strategies, advancing network capabilities and optimizing their balance sheet by reducing debt and interest costs.

Both companies have improved and continue to strengthen our respective financial and operating performances. We have invested in our networks and new products and services for long-term growth, and continue to prioritize those efforts along with working to optimize systems and transform ourselves and marketing efforts for success.

As we work with Tony and the Windstream team, it became clear that the two companies have similar core values and operating philosophies. We have long admired Windstream's scale and product portfolio, and are impressed with their team's accomplishments.

Windstream and EarthLink are a natural fit, and by bringing together our high-quality assets and talented teams, we will create a stronger, more diverse company, able to offer our customers our broader portfolio of products and superior service. Just as importantly, this transaction opens up a number of new opportunities for EarthLink, while delivering a sustainable long-term value for our respective shareholders. Finally, one last comment before I wrap up.

I've said on many occasions that we would view potential M&A activity through the lenses of strategic fit, operational alignment, and financial return. I'm excited about this transaction, because it's an obvious fit on all three of those dimensions. This merger fit strategically with what EarthLink has been doing for the last three years.

We see a clear actional path integration and operational success, and we are creating value for our shareholders now and over the long term. With that, I'll turn it back over to Tony.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

Thanks. We look forward to our working with you and the EarthLink team to complete this transaction and integrate our two companies. Slide 8 outlines the complementary geographic assets of both Windstream and EarthLink's.

On a combined basis, the network will span 145,000 in route miles of fiber, with EarthLink's fiber network adding valuable strategic routes in the Southeast and Northeast. In addition, Windstream recently announced that we are expanding our long-haul express network through the Western US to add strategic fiber routes and connect major markets across the country. Combined with the expansion of fixed wireless to 40 markets, we expect to increase wholesale and enterprise sales opportunities while driving significant cost reductions as we bring more customers on hand.

To that point, slide 9 takes a closer look at the meaningful value created by the synergies in this combination. We have identified more than $125 million in annual operating and capital expense synergies. We expect to achieve at least $50 million in annualized synergies within 12 months of closing, an incremental $50 million are expected to be achieved within 24 months.

The remaining $25 million are expected to be realized within 36 months. The MPV of the targeted synergies is approximately $900 million, representing almost 65% of combined market caps of Windstream and EarthLink. To break this down a bit further, and after our detailed analysis, we expect to achieve at least $50 million in network access synergies, $60 million in SG&A optimization, and another $15 million in CapEx synergies.

There is a significant opportunity to reduce network access costs for both companies, by bringing more traffic on net, consolidating redundant circuits, increasing scale, and continuing our cost take-out model across the broader platform. In addition, we will reduce combined public company costs and optimize efficiency.

Slide 10 highlights the financial strength of the combined company. With the achievement of the significant synergies, adjusted free cash flow increases meaningfully, in addition to providing great coverage to -- greater coverage to the dividend, the enhanced cash flow is supported by continuous strategic network investments and lower leverage.

As you can see on slide 11, this is a great strategic combination. Combining Windstream and EarthLink will also create significant value for shareholders through synergies, as well as an enhanced balance sheet and free cash flow profile.

We also expect to create more opportunities for many of our employees as we advance our strategy across a broader platform, with a more robust product folio. We will realize these benefits, because the combination will result in a stronger competitor, with increased scale that is better positioned to serve our customers.

Now, I'll turn the call over to Bob, who will provide the review of Windstream's third-quarter financial results.

Bob Gunderman - Windstream Holdings, Inc. - CFO

Thank you, Tony. And good morning, everyone. Please turn to slide 13 for review of Windstream's third-quarter highlights.

Windstream continues to advance our strategy to enhance shareholder value. First, our focused operational strategy led to continued expansion of enterprise contribution margin and sequential growth in consumer service revenue.

Second, we advanced our capital allocation strategy toward capital initiatives that leverage our extensive network to provide incremental returns in addition to the value we are returning through shareholder dividends. Third, we improved the debt maturity profile with the redemption of the remaining 2017 notes, and reduced future cash interest.

On slide 14, for the third quarter, adjusted service revenue was $1.32 billion, down 4% year over year on a normalized basis. As a reminder, we received approximately $49 million of CAF-2 revenue related to prior periods during the third quarter of 2015.

Consistent with prior years, we also experienced a seasonal increase in cost of services, which primarily impacted our consumer and SMB ILEC business. We expect these seasonal expenses to decrease in the fourth quarter. Further, we reduced cash expenses by $47 million or 5%, relative to the same period last year, and produced $465 million in adjusted OIBDAR.

On slide 15, the consumer and SMB ILEC segments delivered improved results, generating revenue of $395 million. Consumer service revenue grew $1 million, sequentially. Customer [ARPU] increased 2% sequentially and in 6% year over year, driven by speed penetration gains across all tiers, improved modem rentals and sales of bundled services.

SMB ILEC revenue trends improved, related to growth and integrated voice and data services, which helped mitigate customer disconnects. Consumer and SMB ILEC contribution margin was $212 million or 54%. Wholesale generated revenue of $155 million and contribution margin of $111 million or 72%.

Wholesale segment continues to experience revenue pressure from certain legacy services, which we are offsetting a part with ethernet and WAVE sales, as well as with sales to new customer verticals. Enterprise service revenue was $495 million, up $4 million sequentially. We continue to pursue more profitable sales opportunities, while optimizing cost to expand enterprise contribution margin.

For the quarter, contribution margin was 16.3%, better by 430 basis points relative to a year ago. And absolute terms, contribution margin was up $20 million or 31%. We remain confident we will achieve our enterprise contribution margin goal of 20% by 2018.

SMB CLEC performance was in line with expectations. Revenue was $119 million and contribution margin was $37 million or 31%. Through targeted price increases and incremental sales of additional services, ARPU increased by 5% year over year, offsetting some pressure related to customer losses.

Moving to slide 16, we further optimized our balance sheet. In September, we refinanced our existing term loan B6, improving the interest rate by 100 basis points. By adding an incremental $150 million term loan in -- we added an incremental $150 million term loan and used the proceeds along with revolver borrowing to redeem the remaining 2017 notes.

This significantly enhances our debt maturity profile and reduces future cash interest. Reflecting all balance sheet initiatives today, 2017 cash interest is expected to be approximately $325 million, excluding the EarthLink transaction. In addition, we have an attractive debt maturity profile with no near-term maturities.

On slide 17, we affirm our previously provided guidance for service revenue adjusted OIBDAR and CapEx. We're making solid progress on achieving our 2016 goals. Each business unit is executing an operational strategy to advance growth, stabilizing and growing adjusted OIBDAR over time.

We're making the right network investments and optimizing the balance sheet. Further, the synergistic combination with EarthLink unlocks significant value and enhances financial flexibility. Now, I'll turn the call over to Louis to review EarthLink's Q3 results.

Louis Alterman - Earthlink - CFO

Thanks, Bob. First of all, I'll add I'm excited to see our two strong companies coming together for all the reasons that Joe and Tony articulated.

EarthLink continue to make operational and financial progress during the third quarter. We launched our SD-WAN product, we completed our acquisition of Boston Retail Partners. We produced our third consecutive quarter of positive net income, and redeemed $90 million of our 8 7/8 notes.

I'll provide updates for each of our business units on slide 19. In consumer, churn remained at a record low of 1.6% in Q3, and the revenue trajectory did continue to improve. We're quickly scaling our hyperlink product.

In October, we had 2800 new customer sales, and it's early, partners are still ramping up. Within small business, our sales motion is gaining traction. We had a 21% increase in bookings compared to last year.

We're also seeing improvements in key operating metrics, like billing intervals and sales productivity. Our carrier transport business returned to sequential growth in Q3. Bookings remain high as we sign new customers to transport service on our fiber footprint.

We also took our first orders for wholesale nationwide Internet service. For years, that's been a successful product in our retail business, and now we have the capability to provide it on a wholesale basis.

Finally, in our enterprise and mid-market business, we launched our EarthLink SD-WAN Concierge service. A cloud-delivered network service that makes it easy for businesses to optimize their network and enhance their customer's experience. Even though it's early, in Q3, we signed multiple customers on the new service, including a 400-restaurant deployment with TGI Friday's, a leading national restaurant chain. We are providing a full suite of services to TGI Friday's, including SD-WAN Concierge, MPLS, Cloud Express, Hosted Voice, and more.

Our pipeline for this sweet an offering is strong, and it's growing with customer interest across each of our targeted industry verticals. We've established a leadership position in leveraging this new capability to create value and win business. Our Q3 financial results were strong, as shown on slide 20.

Just a couple of comments about business unit revenue. Revenue from the enterprise and mid-market business unit increased in the second quarter, or over the second quarter, that was partially due to $2.3 million in revenue from Boston Retail Partners.

Small business revenue declined 3.6%, which was the smallest sequential decline since Q3 of 2015. Carrier transport revenue returned to growth in Q3, as transport demand remained strong. In the consumer VU, $1 million of the sequential revenue decline was due to the sale of certain consumer accounts. I described that on our Q2 earnings call.

Turning to slide 21, we delivered $51 million in adjusted EBITDA in Q3 of 2016, and we recorded our third consecutive quarter of positive net income, and doing so for the first time since 2011. The right side of the slide has some detail around various items recorded in Q3.

They net up to about flat. And we're available to take Q&A on that off-line. We maintained our disciplined approach to capital spending, investing $20 million in CapEx and delivering another $30 million in unlevered free cash flow.

On slide 22, we took steps to delever again in Q3, using cash and proceeds from our credit facility to repay about $90 million of 8 7/8 debt in the quarter. Since December 2014, we're reduced total debt by $164 million or 27%.

We've lowered interest expense by $18 million or 37%. As Tony mentioned earlier, EarthLink's low leverage will help keep the combined company on strong financial footing.

Wrapping up with guidance, we're maintaining our 2016 range for revenue at $950 million to $970 million, and maintaining adjusted EBITDA of $210 million to $220 million. Cash flow will be a bit higher than previously guided, as we're reducing our CapEx guidance by another $5 million to a range of $80 million to $90 million. We're raising our guidance for full-year net income to $6 million to $11 million.

With that, I'll turn the call back to Tony to wrap up.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

Thanks, Louis. Collectively, the third-quarter results demonstrate continued progress on the execution of each company's respective operational and strategic plans. The merger will further enhance our opportunities and create a stronger, more competitive company, with increased financial flexibility to invest and improve the balance sheet, and create the return value to investors.

We'll now take your questions. Leanne, please review the instructions and open the call to questions.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Brett Feldman, Goldman Sachs.

Brett Feldman - Goldman Sachs - Analyst

Thanks for taking my question, guys. Tony, I just want to ask you a question about capital allocation. You talk about how the transaction is likely to meaningfully improve the cash generation and financial profile of the Company, and so, as you move forward, how are you going to think about where the dividend sits versus delevering, versus reinvestment, and is there a leveraged level where you may be at a point where you can meaningfully shift what you would like to do with your cash, for example, maybe even increase the dividend?

Tony Thomas - Windstream Holdings, Inc. - President & CEO

Yes, Brett, thank you for the question. You're right, this transaction does meaningfully improve our free cash flow and enhance our leverage. In terms of capital allocation, we'll look at much like we looked at over the past 18 months, since I've been CEO.

There's been opportunities for us to reduce debt, and we've done that opportunistically to create value for shareholders. We've had the opportunity to divest assets and use those to invest in the business in very targeted ways.

As well as maintain our dividend, and look for ways to give cash back to shareholders, and we did that in 2014 with a modest $75 million share repurchase plan. So, I think you've seen the opportunities and the tools we have in the toolkit, and we will look forward into new enhanced capabilities when we have with this new combined company and look for ways to create value.

Brett Feldman - Goldman Sachs - Analyst

You have a long-term leverage target, or is that something you are still assessing as you look through the pro formas?

Tony Thomas - Windstream Holdings, Inc. - President & CEO

I'll let Bob discuss the leverage target.

Bob Gunderman - Windstream Holdings, Inc. - CFO

Hey, Brett, this is Bob. Obviously, this transaction is a significantly deleveraging transaction for us that takes our leverage down 0.3 times initially, and then about a half a turn after the realization of the synergies, and so that puts us in a very comfortable position of being in the low 3 times leverage range.

That's a good spot for us. We're comfortable operating in this range, and we feel good about our ability to operate the business based upon that positioning.

Brett Feldman - Goldman Sachs - Analyst

Great. Thanks for taking the question.

Operator

Philip Cusick, JPMorgan.

Bob Gunderman - Windstream Holdings, Inc. - CFO

I don't think we're getting Philip's question.

Operator

Greg Williams, Cowen and Company.

Greg Williams - Cowen and Company - Analyst

Great. Thanks for taking my questions. I just wanted to assess maybe the risk of an overbid here.

I know you guys have near 20% OpEx, which can be tough to beat, but as I think about the cable MSOs wanting to go up to midmarket. Which is where EarthLink price is as well.

Just wondering if there is a period go-shop period for EarthLink, is there shareholder vote, and is there a termination fee, and how do you think about cable MSOs? Thanks.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

I'll take the first part of the question in regards to the competition. Both EarthLink and Windstream are used to competing against the cable MSOs as well as ILECs. Frankly, this transaction better positions both of our companies.

We're one of a stronger more scaled competitor. We're going to get the best of both of our product sets, a larger network. And it's a competitive industry, yes, but I'm confident this combined Company will have its success, and you're right, the synergies in the transaction are very significant.

If you look at what Windstream and EarthLink have both done a good job at, it's taking network access costs out of the business. Windstream's enterprise contribution margin was up 30% year over year in the third quarter. We have a proven track record and the ability to take cost out of the business.

The EarthLink team has a similar proven track record. And I'm confident the ability to take cost out and the ability to reposition this business with the enhanced network and product capabilities will make us a formidable competitor.

Greg Williams - Cowen and Company - Analyst

Hey, Joe --

(Multiple speakers)

Joe Eazor - Earthlink - CEO

One thing I would add is we complement each other very well. If I look at the products in our emphasis and what we do from WAN all the way, it's SD-WAN, all the way through to providing access solutions. Tony already mentioned it, the geographical fit of our network, the expansion of the nationwide capabilities, added to our customer base.

I think one thing to add, perhaps, is that we also have strengths in different industry verticals, so we're strong and have been strong in retail and retail-like industries that EarthLink while Windstream has strengthened other industry verticals like healthcare and the government arenas, and I think together we complement each other quite well in the market. Not just from a product perspective, but also from the ability to serve more industry verticals with this great new product suite that we will have.

Greg Williams - Cowen and Company - Analyst

(Indiscernible)

Tony Thomas - Windstream Holdings, Inc. - President & CEO

Both companies are required to have a shareholder vote, there's been a customary closing condition, and we'll file the proxy in the coming three day and you'll have the chance to see all the details there.

Greg Williams - Cowen and Company - Analyst

How about a termination fee, can you show that?

Tony Thomas - Windstream Holdings, Inc. - President & CEO

It'll still be filed in a merger agreement in a few days.

Greg Williams - Cowen and Company - Analyst

Okay. Thanks.

Operator

David Barden, Bank of America. Frank Louthan, Raymond James.

Frank Louthan - Raymond James & Associates, Inc. - Analyst

Great. Thank you.

Can you quantify what percentage of the revenue will be based on using resell sort of CLEC business, using BDS circuits? And then based on the fact sheet, would you be able to quantify what the cash savings would be, both for Windstream and for the combined companies if the BDS proposal goes through, as the fact sheet implies?

Bob Gunderman - Windstream Holdings, Inc. - CFO

Hey, Frank, this is Bob. In terms of the resell business, certainly you can see that from the breakout in the presentation that EarthLink their mixup of off-net revenues coming from enterprise and CLEC SMB are in the range of 65%. That's not that dissimilar to our business in many ways in how we'll go in the market, although we continue (indiscernible) more on that as of late.

In terms of the aggregate impacts of BDS, based upon the fact sheets that are currently being proposed, and of course we don't know what the final outcome will be, but based upon what the facts that are out there for the Windstream business, separate, that could be around a $20 million annualized benefit to our free cash flow after implementation. On the EarthLink side, the think the numbers are quite a bit smaller, so not materially different than that aggregate number on our side.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

I would add, Frank, when you look at the total amount of interconnection spend the two combined companies will have, it will be roughly $1.7 billion. And so, when you look at our network access synergy targets, our ability to continue to make progress on our enterprise and mid-market margins, we have a large cost pallet to work with. And both companies have a proven capability here.

Joe Eazor - Earthlink - CEO

Can I just add one thing, Tony? In the due diligence process, the teams did a very extensive and detailed level of analysis that got down to the circuit level, so we're quite confident in the numbers that we're suggesting on the synergy front. And quite confident in our ability to execute and deliver that.

Frank Louthan - Raymond James & Associates, Inc. - Analyst

Okay. That's great. And can you give an idea of what percentage of the circuits that you have that overlap with Windstream that you will be able to put on?

Tony Thomas - Windstream Holdings, Inc. - President & CEO

Most of these synergies that we are targeting are actually moving from another carrier on network, Frank. So when you look at the network access synergies, the vast majority of those cost savings are from going on net.

Frank Louthan - Raymond James & Associates, Inc. - Analyst

Okay, great. Thank you.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

You're welcome.

Operator

Mike Crawford, B. Riley & Company.

Mike Crawford - B. Riley & Company - Analyst

Can you comment on what you expect to do with the EarthLink fiber and data center assets once it's combined with the Windstream enterprise?

Joe Eazor - Earthlink - CEO

Yes, absolutely. We plan to utilize the combined assets to further expand our strategic routes. If you look at our combined wholesale and carrier business units, and when you look at the new network capabilities we're going to have, including the data centers, which we interconnect into, we're going to be a more formidable competitor on both the wholesale side as well as the enterprise side, so when I look at the new combined asset, we're going to be in very good shape in terms of being able to compete and win the marketplace.

Louis Alterman - Earthlink - CFO

Hey, Mike, it's Louis. We've talked a lot over the years about our unique routes, and of the 29,000 fiber routes, route miles that we're bringing into the combined company.

16 of them are unique in the sense that Windstream doesn't have them, so we think that they'll bring a lot of value in terms of their wholesale offering, and then vice versa. Obviously, they're bringing routes that we don't have.

Joe Eazor - Earthlink - CEO

I think it was slide 8 that had the map, if you look at the map that articulates a pretty good overlay of the two networks and gives you a good sense of incremental value add by bringing them together.

Mike Crawford - B. Riley & Company - Analyst

Great. And then final question would be on what you think the revenue trajectory of the two companies combined might be, given any potential revenue synergies for reasons such as the fact that you both bring different skill sets and different enterprise verticals.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

I'll start us out and let Bob and the EarthLink team also weigh in. And you're right, this transaction has a lot of values associated with very specific synergy plans.

I think it's in excess of $125 million. But you're also right to point out that when you look at the underlying baseline trajectories of our two businesses, there are opportunities to improve the revenue profile of both, we're in the contribution profile by better leveraging the assets we have. So, looking forward, we'll look to do that.

If you look at the CLEC SMB business, and the SMC we'll be putting together two meaningfully-sized companies and creating a new larger asset with greater opportunity to get scale and scope. The same thing we just talked about on the wholesale side. So, I think the combination positions us better, not only from a cash costs perspective, but also the ability to be a more formidable competitor.

Joe Eazor - Earthlink - CEO

And before Bob jumps with the numbers, from a product perspective, Mike, I mentioned it earlier, so did Tony, that how we complement each other is not insignificant, and I think it yields down the road revenue upside. So, things like our SD-WAN offering, but also we have (indiscernible) OnNet services. We're EarthLink, we're focused [eternally] on SD-WAN off-net.

I think our UCAS offerings together come together and complement each other well in a nice growing market segment in the market, and I think when you go beyond that, we have just a better suite of products on a combined basis to take any size customer. I think whether we quantify that now or give guidance --.

Bob Gunderman - Windstream Holdings, Inc. - CFO

That's right, Joe, we'll be able to give more specific guidance as we work our way through the detailed guidance for 2017, but I would echo the points made by Joe and by Tony that certainly the combination with this transaction puts us in a better position to be more competitive both on the SMB side and the enterprise side, and the product sets that we'll be able to bring to bear. We believe will have an impact on both the retention of our existing customers and give ourselves the ability to compete more aggressively for new customers, and I think that will have a positive impact on revenues going forward.

Mike Crawford - B. Riley & Company - Analyst

Great. Thank you, very much.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

Thanks, Mike.

Operator

Matthew Niknam, Deutsche Bank.

Matthew Niknam - Deutsche Bank - Analyst

Hey, guys. Thank you for taking the questions. Just two, if I could.

One, Windstream is obviously no stranger to M&A. You've transformed the business over the last decade, but the margin benefits from some of the prior deals might've taken a little bit longer to materialize, and we're now starting to see some of that pick up in enterprise contribution margins.

So, first, I want to understand how you get comfortable, you can actually achieve synergy realization and keep pro forma margins stable from this deal. And then secondly, maybe a question for Bob, how does this, if at all, change how you see forward CapEx trending in 2017 after Project Excel. Thanks.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

Matt, I'll get us started. When you look at M&A and our ability to integrate the two companies, one of the things we assessed was now the right time. When Windstream looked back over the last 18 months, we looked at our operating results.

We stabilized the business. We have a proven track record now of being able to take access costs out of the business, and the business is just operating at a much higher level than it was 18 to 24 months ago.

So, from a timing perspective, we felt like we were in a good spot to be able to execute the integration. In terms of the integration itself, there were a lot of new members of the Windstream team, very talked folks who will work with EarthLink to put together a very good integration plan to ensure we achieve the synergies, and about roughly half the synergies will come through network access synergies, an area where both companies have proven capabilities. That's how we got confident, our two respective companies, that we could achieve this goal of synergies in excess of $125 million.

Bob Gunderman - Windstream Holdings, Inc. - CFO

Hey, Matt, this is Bob. In terms of your forward CapEx question after Project Excel, keep in mind that the EarthLink business, the CapEx Intensity of the EarthLink business is below 10% today. Windstream has been operating in a CapEx range of 13% to 15%.

That is still our expectation going forward in terms of the combined business. As a reminder, if you look ahead, past 2017, we've consistently said that we would expect our organic CapEx to start to come down, really, based upon the wrap-up of some of our legacy IT integration projects, and as well as some of the wholesale projects starting to subside in terms of CapEx intensity.

Obviously, this transaction will create some integration CapEx, it's really going to be around, pretty modest actually, around ether network integration, we actually have very well-aligned networks, and so that will be a pretty light amount of CapEx required. Longer term, as we get through the integration of the billing systems that we'll assimilate with EarthLink, that could add to the integration CapEx, but the organic trends, we should be able to operate comfortably within the 13% to 15% range.

Matthew Niknam - Deutsche Bank - Analyst

Very helpful. Thank you.

Bob Gunderman - Windstream Holdings, Inc. - CFO

Thank you, Matt.

Operator

Scott Goldman, Jefferies.

Scott Goldman - Jefferies & Co. - Analyst

Hey, good morning, guys. Couple on my end as well. I guess one, maybe Tony and/or Joe, maybe there's been a lot of questions in the investment community around the growth opportunity and enterprise, particularly as we've seen some of the results from some of your peers.

Maybe just talk a little bit high level about what you guys think the market opportunity is in enterprise, and what the opportunity is to grow that business and how competitive that is today. And then second one, maybe just a followup to a previous question. It seems like talking about the revenue trajectory, you were talking about some of the product overlap.

A lot of that seems very enterprise focused, but wondering, Tony, how you think about the revenue declines inside of EarthLink. And what opportunities there may be to take some of your strategies and stem or mitigate some of the declines that you've seen on EarthLink, which I think is declining a little bit faster than the consumer business at Windstream. Thanks.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

Thanks. I'll get us started then let Joe weigh in. When I think about the enterprise business unit, and you probably heard me say this many times in the call. I believe in multiple paths to success.

We're pursuing both the ability to sell multi-location deals with great over-the-top applications, like UCAS and SD-WAN where EarthLink is a leader. But we're also focused on expanding our own OnNet capabilities, so the sales we bring in the door at Windstream are at a higher margin than they have been, respectively. So, you look at the sold margin dollars that we are now selling, we have the ability to increase that over time.

Not only is there really -- we have very low market share between our two respective companies and across the United States, so in any one individual market, there's plenty of opportunity left for us to compete. It is a competitive marketplace. I think the good news for investors is we have multiple paths to get to that enterprise contribution margin growth.

And when you look at the SMB business, I think SD-WAN and UCAS are going to be opportunities for us to differentiate. We have complementary UCAS products.

We have probably a broader portfolio here, and I'm confident between the two companies, as we go through our integration efforts, we're going to find ways to accelerate our efforts on SMB to create more differentiation in that customer base, because that's the area where we've seen the most pressure. But the new combined company will be better positioned in scale and scope to compete there. Joe.

Joe Eazor - Earthlink - CEO

I think, Tony, you answered it very well. If I just take specific customer examples, where we have perhaps over-the-top SD-WAN or WAN solution in UCAS, now we can, inside those same customers, offer OnNet capabilities and a broader set of products to sell under an existing customer.

So, our share of wallet potential of any one customer on a combined company basis is more significant than either one of ours independently. So, we can approach the existing customers as upsell, and then also I think it gives us a much broader suite of tools to go after new customers than, again, either one of us have had historically.

In terms of revenue declines, I think we have seen steady progress in our pipeline build. I think we have seen a really good traction early signs of success on SD-WAN, and feel like this does nothing but accelerate that. Because we have a much broader footprint and access to market than we've ever had.

Louis Alterman - Earthlink - CFO

Scott, this is Louis. You mentioned consumer specifically. Consumer is getting better and better, or closer and closer to mid-single digit declines every day and to the extent that we continued the clip that we started on with hyperlink, we see that improving even faster than the deceleration we have been showing over the last few years, so I think the map shows we're not really bringing a significant revenue decline to Windstream in terms of the consumer business performance and the fact it's getting closer and closer to flat.

Scott Goldman - Jefferies & Co. - Analyst

Great. And then just a followup. It looks like a pretty extensive network on the map you guys are showing, and Tony and/or Joe, any thoughts or need for additional scale in any parts of the market you guys might think of?

Tony Thomas - Windstream Holdings, Inc. - President & CEO

I think we'll look to be opportunistic like our western US expansion. Clearly, there's always opportunities associated with fiber assets, but it's also creating good connections onto your fiber. We talked about the on-ramp fiber network, so you're going to see a lot of emphasis on the making sure we have the right data centers connected to this robust transport network.

I think that will probably be the area you see the more initial focus on. It's just getting more paths to get on that over. We feel this network today is very competitive.

Operator

Barry McCarver, Stephens.

Barry McCarver - Stephens Inc. - Analyst

Hey, good morning, guys. Congratulations on the merger, and thanks for taking my questions.

I guess, first off, would you conceive of any potential opportunities for a sale-leaseback transaction as you have done in the past, once the merger is complete and the assets integrated. My second question is more specific to Windstream. Could you give us an update on the progress of Project Excel and the rollout of your IPTV services, and wondering if we are starting to see the benefit of those projects in the numbers, or if that is something to expect in the coming quarters?

Tony Thomas - Windstream Holdings, Inc. - President & CEO

Yes, certainly Barry. I'll start us off and then turn it over to Bob for the update on Project Excel and IPTV. In terms of opportunities to create value with the transaction, it obviously doesn't stop here, it just begins.

We'll begin the integration work, and we'll also look for incremental ways to create value in the transaction. As you well know, we can work with CLEC in fiber transaction signing or after it, and we will continue to look for ways to create value in this transaction from here forward, including through doing integration really, really well, and looking for incremental ways to create value with CLEC or through other means.

Bob Gunderman - Windstream Holdings, Inc. - CFO

Barry, this is Bob, In terms of your CapEx question, for Project Excel, as you can see within our public disclosures, we have completed around 60% of the project CapEx for Project Excel through September. We still have to do some of the tests in turn-up, as we call it, inside the walls of WAN to get more of those facilities up and available for our customers, so the operational delivery (indiscernible) is still kind of in that 30% to 40% range.

Importantly, I would highlight for you that we are very active in wrapping that up as quickly as we can. I think that there's a chance that will bleed over into first quarter. We still feel very confident in the program.

I would highlight for you that in third quarter we saw another lift in ARPU on the consumer business. We now are up to 6% increase and some nice sequential changes there, as well.

We're starting to see a higher uptick in take rates on premium speeds, now in excess of 50%, and so we can see the benefits of the program starting to really impact the numbers on the consumer side, so I continue to feel very optimistic about the benefits of Project Excel. In terms of IPTV, we really are just kind of wrapping up some of the deployments for 2016, as you know, we deployed some additional IPTV customers in Lexington, Lincoln, and Sugar Land and Matthews, and just kind of steady as she goes on those projects, and we will continue to monitor our progress of success there, and decide whether any future developments are really going to be advantageous for us.

Barry McCarver - Stephens Inc. - Analyst

Thanks a lot, guys.

Bob Gunderman - Windstream Holdings, Inc. - CFO

You're welcome.

Operator

Arun Seshadri.

Arun Seshadri - Credit Suisse - Analyst

Hey, guys, thanks for taking my questions. Congrats on the transaction, all the best in the integration. Just a couple of things.

One, in terms of the cost savings can you give us a little bit more color, there's obviously a large cost-savings number, especially relative to EarthLink's EBITDA. Just wanted to get a sense for between the years 1, 2 and 3, if you could break out sort of what proportion of the network access and the SG&A optimization you expect to expect to sort of realize.

Then also if you could give us a sense of what is easier and faster you think, you know, which portion of the cost savings are better diligence at this point. Thanks.

Bob Gunderman - Windstream Holdings, Inc. - CFO

Okay, great. Arun, this is Bob.

In terms of how we think about our synergies, as a reminder of the $125 million of synergies, $50 million of that will be CapEx synergies. We would expect to get those pretty quickly. Of the remaining amounts, $60 million is tied to SG&A, and then $50 million of access.

In terms of how we think that will be realized over the three-year period again, I think the CapEx synergies come pretty quickly. We also believe the SG&A synergies will come pretty quickly as we put two companies together, the removal of public company cost and the elimination of some of the corporate-type functions, and some of those areas, I think will drive faster realization of SG&A. And then, really, the access synergies being very substantial will start to ramp over the three-year period.

In terms of the diligence effort that we went through is a very collaborative effort between the Windstream team and the EarthLink team, to really assess the opportunities across all areas of the cost structure, SG&A and access. And, really, a lot of detailed work went into, especially on the access side, just around assessment of circuit-by-circuit opportunities and doing many of the same things as the EarthLink and Windstream's accent teams have been doing every single day, they've been collaborating on the opportunities that will be there for us after we combine the businesses, so I will let Louis chime in as well, but we're very confident with the assessments and achievability that we've put forth.

Louis Alterman - Earthlink - CFO

Yes, thanks, Bob. Arun, I would reiterate that the teams have a high degree of confidence that the access teams spent a lot of time together, went through real data, it wasn't just, hey, we think we can get this percent of this or this percent of that, it was actually going through circuit by circuit and identifying where there was an overlap, so teams have a high degree of confidence and expect, like Bob said, SG&A synergies to kind of be predominant in year one with access synergies kind of the story of year two, although with some overlap and bleeding of both into each other.

Bob Gunderman - Windstream Holdings, Inc. - CFO

And I would just add, you know, the $50 million of access synergies, the combined company will have $1.7 billion of access costs on a go-forward basis, and so, we believe the opportunity is realistic.

Louis Alterman - Earthlink - CFO

And I think that's an important clarification, because when you look at the access cost savings, it is important to realize a lot of those costs that are going away are actually on the Windstream side of the ledger, not the EarthLink side of the ledger.

Arun Seshadri - Credit Suisse - Analyst

Got it. That's very helpful color.

Thank you. In terms of top-line, a couple of quick questions, Windstream looks like your, the revenue was a little bit weaker than our expectations, I don't know if you broad if you could sort of talk about where you came in relative to your own expectations. And then on the EarthLink side, the consumer margin was a little bit better than our expectations, so just a little bit of color in terms of whether there's any lumpiness in this quarter in consumer.

Bob Gunderman - Windstream Holdings, Inc. - CFO

Hello, Arun, this is Bob, again. In terms of our three key results on revenue, as I mentioned in my prepared comments, obviously, the year-over-year trends are influenced by a large out-of-period receipt of Cap C revenues that we got in 3Q of 2015. When you normalize for that number, we really delivered service revenue declines of about 3.8%.

Still well within our expectations for the year. In terms of how did that break down by segment, we saw some sequential progress, again, within our consumer business, some lowering of the high-speed Internet net losses, and at the same time the ARPU lift that we got in the quarter from the premium speed sales really helped lift the consumer revenue. Across enterprise, a nice sequential lift of revenue there as well, as we predicted last quarter, so pleased with the results there and also pleased with the continuing benefits of contribution margin gains led by the access cost takeout.

And then, really, the CLEC SMB business and the wholesale business has performed kind of in line with what we expected. Kind of steady trends relative to what we've been seeing on the wholesale side, and certainly the CLEC SMB business, which we have said consistently, a contribution margin trends would be kind of half as much of a decline this year. We're on track for that, and the revenue trends that we're now seeing don't have as much of a benefit of the price increases that we had in that business from earlier this year, so now what you're seeing is more the organic declines around customer losses.

Louis Alterman - Earthlink - CFO

Arun, on the consumer side for EarthLink, last year, this quarter last year, we had a $200,000 unfavorable adjustment cost revenue for consumer The same quarter this year, we had a $300,000 pickup favorable adjustment cost revenue, so you combine that, it is about $0.5 million or call it 100 basis points pickup year over year at one time versus the rest of the improvement, there's a little bit from the sale of the consumer customers that I mentioned.

They were cable customers that were typically lower margin in the blended base and then just good old-fashioned management of ARPU and (indiscernible) cost structure. These are how the margins are hanging in there.

Arun Seshadri - Credit Suisse - Analyst

Great. Thank you very much. If I can squeeze one last thing in, in terms of cash taxes pro forma, I don't know if you could update us in terms of 2018, 2019, what you expect the general range of cash taxes to be, and then how much, I think you said $95 million impact of the positive impact of the NOLs, how does that factor in in the early years?

Bob Gunderman - Windstream Holdings, Inc. - CFO

This is Bob, again. As you know, at Windstream, we have just under $1 billion of NOLs available to us, with EarthLink and this transaction, we assimilate $600 million of NOLs from their business that has an MPV of about $95 million at closing, and so, the combined business will add substantial NOLs, and we think certainly just as on the Windstream base case side of the pro forma business will have the ability to utilize NOLs to shield income for a very long time, and so we expect our cash taxes to be very low for multiple years.

Arun Seshadri - Credit Suisse - Analyst

Okay. Thank you very much. Congrats.

Bob Gunderman - Windstream Holdings, Inc. - CFO

You're welcome.

Operator

Simon Flannery, Morgan Stanley.

Simon Flannery - Morgan Stanley - Analyst

Thanks a lot. Good morning. Congrats on the deal.

I wonder if you could just go through the approvals and the timing process, who do you think you need to, apart from the shareholders, who do you think to get from a regulatory point of view, and what is your best guess of the sort of likely timeframe for closing? Thanks.

Bob Gunderman - Windstream Holdings, Inc. - CFO

Hey, Simon, this is Bob. So, both sets of shareholders will need to approve this transaction, and in addition to that, we would need to get FCC approval and then HSR approval, and then we estimate around 20 states to approve this. Keep in mind that given that this is a C-like transaction with no sort of commanding market share generated as part of the transaction, and while we can't speak for the regulators, we certainly believe that there's a lot of public interest for bringing these two companies together, and certainly bringing together these two companies makes for a stronger competitor.

One that can provide more extensive services and a better network for our customers, a better credit profile for the combined entity, lower debt, and certainly the ability to generate substantially stronger free cash flows through synergy realization and the synergistic opportunities on the revenue side. We think, really, it makes a compelling argument that this transaction should be approved.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

And we think we will close it in the first half of 2017, Simon.

Simon Flannery - Morgan Stanley - Analyst

First half of 2017, there's obviously a lot of deals coming through here. Do you think there is any concern about the deal backlog, and the potential turnover of staff at the FCC or commissioners, et cetera, do you think you will be able to get through that sort of traffic jam?

Tony Thomas - Windstream Holdings, Inc. - President & CEO

You know, that's always a concern, but we'll do our best to navigate the traffic jam at the FCC and the public service commissions with all these deals that have been announced over the last couple of weeks.

Simon Flannery - Morgan Stanley - Analyst

Great. Thank you.

Operator

David Barden, Bank of America.

David Barden - Bank of America - Analyst

Hey, guys. Thanks for squeezing me in. Congratulations on the deal.

Just a few kind of question centering on consumer, I guess, to start. First would be, Bob, I guess, last year 3Q over 2Q, you had a $16 million increase in costs and then a $10 million decrease in 4Q, I guess this year it was a $14 million increase/. I was wondering if you could kind of speak to the kind of magnitude of the potential downtick we could see in the 4Q seasonality is rolling off.

And then the second question would be kind of we've obviously seen some of the benefits of the network speed improvements from last year, plus Project Excel kind of flow through the ARPU line in consumer, I was wondering when we'll start to see that show up in the kind of net add performance in the group. And then finally, beyond the likely step down in consumer costs and probably a small uptick in enterprise margins, what would it take, Tony or Bob, for Windstream kind of get to the midpoint of the EBITDA guidance from the beginning of the year, kind of given what we've seen here today? Thanks.

Bob Gunderman - Windstream Holdings, Inc. - CFO

Thanks for the question, David. This is Bob.

In terms of consumer, you are correct. We did experience around just under $50 million of seasonal costs increase in third quarter. That, just as a reminder, we see that just about every year, and it really ties to a lot of network and overtime type costs that we have in that piece of the business, where, quite frankly, you just have a lot of great weather and a lot of longer working hours and our teams just have more ability to be out there working longer, so that generates some higher seasonal cost for us, and we do expect those to decrease in fourth quarter, and kind of come back in line with what we've seen historically on the seasonal trends.

In terms of -- I'll go ahead and take the latter question around the financials and let Tony talk about kind of our views on consumer success, but looking ahead to fourth quarter, David, I think just given where we are you three quarters in, at this point, we would expect to be below midpoint on our adjusted OIBDAR guidance, while we do expect to see some of that cost lowering of the consumer and ILEC SMB. I just think realistically looking at 4Q, with some of the revenue trajectory that we have talked about, I just don't see us kind of hanging on to the midpoint, although I will also say that our CapEx is trending lower than expectation, in terms of our base case, and so we would also expect that to be below midpoint as well, so we still think we'll be in that kind of $100 million free cash flow range, just kind of puts and takes differently on each of the components.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

In regards to the units, I think we continue to push forward and make progress in ARPU, but the team is very much focused on making progress in units. It does require us to wrap up Project Excel, as Bob alluded to, we're roughly operationally 30% complete on that program. That, in combination with CAF 2 coming online in 2017, I think those two will kind of give us a little more momentum going into 2017, and with other enhancements I think we can make to our network, smart cost-effective enhancements will continue to improve the consumer business to make sure we are in a position to get closer to flat units as we get into 2017.

David Barden - Bank of America - Analyst

Great. Thanks. Congrats again on the deal.

Operator

Ladies and gentlemen, that is all the time we have for questions today. I would like to turn the call back over to Tony Thomas for closing remarks.

Tony Thomas - Windstream Holdings, Inc. - President & CEO

Thanks for all the questions today. Our respective teams will be available throughout the day, so feel free to give Joe and Louis, and Bob and I a call throughout the day.

We look forward to talking to you. Again, thank you for joining us this morning.

Operator

Ladies and gentlemen, thank you for your participation in today's conference. This concludes the program.

You may now disconnect. Everyone have a great day.

Cautionary Statement Regarding Forward-Looking Statements
Each of Windstream and EarthLink claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. Forward-looking statements are subject to risks and uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements.
Forward-looking statements include, but are not limited to, 2016 guidance for service revenue, adjusted OIBDAR and adjusted capital expenditures, along with statements regarding adjusted free cash flow, cash interest and cash taxes; expectations regarding revenue trends and improving margins in the business segments; network cost optimization; stability and growth in adjusted OIBDAR; for Windstream, the anticipated benefits of Project Excel, of network investments pursuant to the Connect America Fund, and of enhanced services available to customers; the ability to improve its debt profile and reduce interest costs; statements about the benefits of the proposed transaction between Windstream and EarthLink, including future financial and operating results, future revenue, projected synergies in operating and capital expenditures, the expected availability of net operating loss carryforwards to reduce future cash tax expenses, net leverage, adjusted OIBDA/OIBDAR, and adjusted free cash flow; Windstream and EarthLink’s expected dividend policy between the announcement of the transaction and proposed completion of the transaction, and the dividend policy for the proposed combined company after the transaction; the expected timing of completion of the transaction that is contingent upon shareholder approval of both companies and certain regulatory approvals, along with plans, objectives, expectations and intentions and other statements that are not historical facts. These statements, along with other forward-looking statements regarding Windstream’s and EarthLink’s overall business outlook, are based on estimates, projections, beliefs, and assumptions that Windstream and EarthLink each believes is reasonable but are not guarantees of future events, performance or results. Actual future events and results may differ materially from those expressed in these forward-looking statements as a result of a number of important factors.
Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to the ability to obtain the requisite Windstream and EarthLink shareholder approvals required to complete the transaction; the ability to satisfy the conditions to consummation of the transaction, including obtaining governmental and regulatory approvals required for the transaction; the risk that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could cause the parties to abandon the transaction or materially impact the financial benefits of the proposed transaction; timing to consummate the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and anticipated synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the anticipated future cash requirements of the proposed combined company; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; dividend policy changes for the combined company; general worldwide economic conditions and related uncertainties; and the effect of any changes in governmental regulations. Neither Windstream nor EarthLink undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Windstream and EarthLink, Windstream will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Windstream and EarthLink that also constitutes a prospectus of Windstream.  Windstream and EarthLink will mail the joint proxy statement/prospectus to their respective shareholders.  Windstream and EarthLink urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Windstream’s website (www.windstream.com/investors). You may also obtain these documents, free of charge, from EarthLink’s website (www.earthlink.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Windstream, EarthLink and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Windstream and EarthLink shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the companies’ shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Windstream’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2016. You can find information about EarthLink’s executive officers and directors in its definitive proxy statement filed with the SEC on March 15, 2016. Additional information about Windstream’s executive officers and directors and EarthLink’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from the companies using the website information above.